FORM 8 - K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) <u>   May 16, 2006   </u>

<u>HARRELL HOSPITALITY GROUP, INC.</u>
(Exact name of registrant as specified in its charter)

<u>Delaware</u>	<u>0-2661</u>	<u>13-1946181</u>
(State or other jurisdiction incorporation)	(Commission File Number)	(IRS Employer of Identification No.)

<u>P.O. Box 260328, Plano, Texas</u>   <u>75026 </u>
   (Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code <u>   972-380-0273   </u>

<u>   Former Address: 16475 North Dallas Parkway, Suite 410, Addison, Texas 75001   </u>
(Former name or address if changed since last report.)

Item 5.02 Election of Registrant's Directors

On May 16, 2006, the Board of Directors appointed Jonathan Tripp to fill the vacancy on the Board of Directors that had existed since the resignation of Geoffrey Dart in December 2004. Jonathan Tripp currently also serves as Vice-President/Controller of the Company, has been employed by the Company for ten years, and in that position for the last five years. There is no agreement or understanding that required Mr. Tripp to be appointed to the Board, and, other than the normal relationship as employee of the Company, Mr. Tripp does not have a direct or indirect material interest in any transaction, actual or proposed, with the Company during the last two years.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


Paul L. Barham
(Registrant)


Date 6/20/2006   //Paul L. Barham//
                                         (Signature)